Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: March 10, 2021

INVESTOR PRESENTATION March 2021

DISCLAIMER IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction involving Churchill II and Skillsoft. Churchill II has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill II and a prospectus of Churchill II, and Churchill II has filed and will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill II and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill II and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill II may be obtained free of charge from Churchill II at www.churchillcapitalcorp.com. Alternatively, these documents can be obtained free of charge from Churchill II upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500. Churchill II, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill II, in favor of the approval of the merger. Information regarding Churchill II’s directors and executive officers is contained in Churchill II’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020 which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. FORWARD-LOOKING STATEMENTS; NON-GAAP This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill II’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill II’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill II, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill II, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the filings, which Churchill II has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Churchill II’s filings with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill II and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill II, Skillsoft and Global Knowledge; risks related to Churchill II’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, our products and for cloud-based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill II’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill II, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill II, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill II and is not intended to form the basis of an investment decision in Churchill II. All subsequent written and oral forward- looking statements concerning Churchill II, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill II, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Some financial information in this communication, including Adjusted EBITDA and Adjusted EBITDA margin projections, have not been prepared in accordance with generally accepted accounting principles (“GAAP”). Churchill II is unable to provide reconciliations to the most directly comparable GAAP measures without unreasonable effort due to the uncertainty of the necessary information for such calculations.2

Introduction Strategy Finance Q&AINTRODUCTION3

Introduction Strategy Finance Q&A

OVERVIEW
CHURCHILL CAPITAL

WHO WE ARE

A unique model, the first GP team focused purely on public equity vehicles	Creating value by leveraging the active engagement of high performing Fortune 500 CEOs	A pioneer in public equity vehicles for scale investments
A track record of acquiring proven, profitable, growing businesses of scale	A competitive edge in global sourcing	The demonstrated best partner for prospective targets

THE CHURCHILL COMPANIES

ASSET	Clarivate	MultiPlan
Vehicle	CHURCHILL CAPITAL I	CHURCHILL CAPITAL III
Acquisition Announced	January 2019	July 2020
Churchill Partner	Jerre Stead	Paul Galant & Bill Veghte
Equity Value	$19B	$7B[1]
Firm Value	$22B	$11B[(1)]

CHURCHILL CAPITAL II	CHURCHILL CAPITAL IV	CHURCHILL CAPITAL V	CHURCHILL CAPITAL VI	CHURCHILL CAPITAL VII
skillsoft				
Raised Jun. 2019	Raised Jul. 2020	Raised Dec. 2020	Raised Feb. 2021	Raised Feb. 2021
$690M	$2.07B	$500M	$552M	$1.38B

$40B+ in assets under the Churchill Umbrella

Note:
1 Based on value at close
Source: FactSet. Market data as of 2/18/21.

skillsoft

4

Introduction Strategy Finance Q&ACREATING THE NEW SKILLSOFTPURCHASE PRICESKILLSOFT $1.3B GLOBAL KNOWLEDGE $233MCOMBINED VALUATION MULTIPLES(1)ADJ. REVENUE 2.2x ADJ. EBITDA 7.6x LEVERED FREE CASH FLOW 5.6xCAPITAL STRUCTUREPIPE 2 $530M NET DEBT OF $115M ADJ. EBITDA 2, 3, 4 0.6xOWNERSHIP 2, 550%32%17%PARTNERSCHURCHILL CAPITALTIMINGPROXY FILED / JANUARY 25EXPECTED CLOSING / 2Q ‘21Churchill PIPE Skillsoft Share- holdersNotes: 1 Based on acquisition values and FYE 1/31/2023E financials. LFCF assumes ~70% conversion. 2 PIPE subject to certain conditions; $400M second step investment by Prosus subject to CFIUS approval; assumes no redemptions. 3 Based on FYE 1/31/2023E Adj. EBITDA midpoint. 4 Debt includes Skillsoft debt and debt pro forma for Global Knowledge transaction. 5 Excludes impact of warrants, management equity, and portion of Founder Shares unvested and revested at $12.50 share price.

Introduction Strategy Finance Q&A

INTRODUCTION TO PROSUS GROUP

prosus

COMPANY OVERVIEW

A global consumer internet group and one of the largest technology investors in the world. • Early investor in global tech leaders, including Tencent and Delivery Hero	Building leading companies in high growth sectors. • EdTech • Food delivery • Online classifieds • Payments & fintech	Listed on Euronext Amsterdam (AEX:PRX). • Europe's largest consumer internet company • Included in the EuroStoxx-50 index
Top 10 GLOBAL CONSUMER INTERNET GROUP	**1.5B+** USERS GLOBALLY	**$200B** MARKET CAPITALIZATION

INVESTMENT PHILOSOPHY

FOCUSED	ACTIVE	LONG-TERM FOCUS
Thematic, sector-based investing based on deep industry insights	More than funding. Strong, hands-on support based on technology expertise	Partnering with entrepreneurs over the long term to build sustainable businesses (sometimes for decades)

LEADING EDTECH INVESTOR

Udemy · codecademy · BYJU'S The Learning App · BRAINLY · ERUDITUS Executive Education · SOLOLEARN

skillsoft

Source: Prosus Group, FactSet February 2021.

6

Introduction Strategy Finance Q&A

A STRONG FOUNDATION TO BUILD FROM

POWERFUL 'AT SCALE' FOUNDATION

- Industry leading content library
- Strong technology platform (Percipio)
- Large enterprise customer base
- Recurring revenue stream

WHAT WE NEEDED TO FIX

- Overleveraged balance sheet
- Leadership gaps
- Loss of share in Technology & Development
- Under-investment in customer acquisition

SIGNIFICANT PROGRESS AND IMPROVEMENTS

- Restructured balance sheet – reduced debt by $1.5B, saving $100M+ annual cash interest
- Brought on new committed and long-term investors
- Hired new CEO and building world-class management team
- Set a new and inspiring direction for Skillsoft
- Strengthened Technology & Development offering with Global Knowledge acquisition
- Continued Percipio migration
- Reorganized sales force and recruiting new customer acquisition sellers skillsoft

7

Introduction Strategy Finance Q&A

ILLUSTRATIVE TIMELINE TO CLOSE

EVENT	EXPECTED DATE
SKILLSOFT FYE 1/31/21 RESULTS	EARLY APRIL
S-4 EFFECTIVE DATE AND PROXY MAILING	APRIL
STOCKHOLDER REDEMPTION DATE	MAY
STOCKHOLDER APPROVAL AND TRANSACTION CLOSE	MAY

Note: For illustrative purposes only; timing subject to change.

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8

IntroductionStrategyFinance Q&ASTRATEGY9

IntroductionStrategyFinance Q&ATHE NEW SKILLSOFT01 An attractive market opportunity without a clear leader02 Building a global leader from a strong foundation03 A powerful platform for further M&A04 An attractive investment opportunity10

Introduction Strategy Finance Q&A

AN ATTRACTIVE MARKET OPPORTUNITY

LARGE MARKET

TOTAL ADDRESSABLE MARKET

GLOBAL PROFESSIONAL ELEARNING[1]
$28B

U.S. PROFESSIONAL LEARNING[2]
$130B

GLOBAL PROFESSIONAL LEARNING[2]
$300B

GROWING MARKET

Global Professional eLearning TAM[3] forecasted to grow 10% p.a., with market spend growing 13-14% p.a.


+10% p.a.
$45B
$28B
White space
$9B
$16B
Market Spend[4]
13-14% p.a.
2020
2025

STRONG SECULAR GROWTH DRIVERS

- Growing skills gap globally
- Corporate / C-Suite focus on workforce development / upskilling
- Shift from insourced to outsourced training
- Shift from classroom to digital training
- Acceleration by COVID-19 and work-from-home

Notes:
1 Global professional eLearning includes company purchased, self-paced online learning across Skillsoft's core segment and other segments.
2 Professional learning includes eLearning as well as internal and third party courses and content (both online and in person), excluding tuition reimbursement and related spend.
3 TAM: Total Addressable Market, including company spend and incremental whitespace from adoption of eLearning, new use cases, and shift from in person to online.
4 Market Spend: Estimated spend on outsourced professional eLearning by organizations.
Source: Third party consultant market research report. Tyton Partners, Grand View Research.

skillsoft
11

Introduction Strategy Finance Q&AMAJOR CUSTOMER SEGMENTS REMAIN HIGHLY UNDERPENETRATEDROBUST HEADROOM AVAILABLE ACROSS CUSTOMER SEGMENTS WITHIN THE U.S.U.S. PROFESSIONAL ELEARNING TOTAL ADDRESSABLE MARKET3, 2021F $ in B Total = $10BTotal Addressable Market represents value of the market in which100%80%60%Addressable Whitespace($28B Global)new Skillsoft participates, including unpenetrated portion that can adopt online learning.40%20%0%Compliance¹Business SkillsCurrent outsourced OTS content spendLeadershipMarket Spend Served MarketIT SkillsOther Content²Average penetration is ~30%, yielding market spend4 of ~$3BNotes: 1 Includes generalized Legal Compliance and Employee Health and Safety. 2 Other content contains Sales & Customer Service, Product, and Profession & Industry specific content. 3 TAM: Total Addressable Market, including company spend and incremental whitespace from adoption of eLearning, new use cases, and shift from in person to online. 4 Market Spend: Estimated spend on outsourced professional eLearning by organizations. Source: Company market sizing model based on U.S. census, market and internal revenue analysis, and primary research and interviews.

IntroductionStrategyFinance Q&AFRAGMENTED MARKET SPACE WITHOUT A CLEAR LEADERNO OTHER CORPORATE DIGITAL LEARNING BUSINESS WITH >$500M OF REVENUENew$500M REVENUESKILLSOFT IS THE LARGEST PLAYER FOCUSED PRIMARILY ON THE ENTERPRISE13

Introduction Strategy Finance Q&AA NEW AND INSPIRING DIRECTION THAT BUILDS ON OUR STRENGTHSOUR AMBITION ‘To create a future-fit workforce skilled and ready for the jobs of tomorrow’WHERE WE PLAYWe upskill the global workforce across three core segments… (Leadership & Business Skills, Compliance and Technology & Development)…by providing engaging digital learning & development solutions……to enterprise clients globallyHOW WE WIN 01 02 03CONTENT Packages of ‘best of breed’ content to enable compelling learning journeysPLATFORM An advanced technology driven platform that delivers seamless and engaging learner experiencesGO-TO-MARKET A world-class enterprise sales capability14

Introduction | Strategy | Finance | Q&A

WHERE WE PLAY: UPSKILLING THE GLOBAL WORKFORCE ACROSS THREE CUSTOMER SEGMENTS

	LEADERSHIP & BUSINESS SKILLS	TECHNOLOGY & DEVELOPMENT	COMPLIANCE	
CUSTOMER VALUE PROPOSITION	Enable leaders and organizations to thrive in a digital world	Stay ahead of rapid technology changes	Foster a sustainable, safe, respectful, inclusive environment compliant with evolving regulations	
ROLE IN SKILLSOFT'S PORTFOLIO	Strategic hook into enterprise agenda	Major customer and growth opportunity	Supports customer retention	#1 GLOBAL LEADER
SKILLSOFT POSITION	#1	#2	#2	
COMPETITIVE LANDSCAPE	LinkedIn Learning, Harvard Business Publishing, Udemy, coursera	Pluralsight, Udacity, O'Reilly, Udemy	SAI Global, Traliant, NAVEX Global, LRN	

skillsoft

Note: Skillsoft market position for self-paced professional eLearning based on estimates of competitor revenue and segment revenue allocations.

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Introduction | Strategy | Finance | Q&A

HOW WE WIN: CONTENT BREADTH OF OUR OFFERING WILL DRIVE GROWTH

22

PERCENTAGE POINT HIGHER DOLLAR RETENTION RATE[1] AMONG CUSTOMERS PURCHASING 3 PRODUCTS VS. 1


LEADERSHIP & BUSINESS SKILLS
TECHNOLOGY & DEVELOPMENT
COMPLIANCE

- Unique opportunity to create global leader
- The breadth of our offering is the #1 reason we win with customers
- Supports learners with a unified platform, consistent pedagogy and more complete learning journeys
- Creates opportunities for cross- and upsell
- Drives higher retention

Note:
1 Covers Q4FY2017 through Q4FY2021E.

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Introduction | Strategy | Finance | Q&A

HOW WE WIN: GO-TO-MARKET UNIQUE OPPORTUNITY TO CROSS-SELL

RETENTION:

22 percentage point higher dollar retention rate among customers purchasing 3 products[1]

Dollar Retention Rate


1 Product
78%
2 Products
91%
3 Products
100%

CROSS-SELL:

Growing share of customers buying 2-3 products

Annual Recurring Revenue Distribution by Number of Products Purchased


Cross-sell opportunities
100%
75%
50%
25%
0%
% of Total Annual Recurring Revenue
1 Product
2 Products
3 Products
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
Fiscal Quarter

skillsoft

Note:
1 Covers Q4FY2017 through Q4FY2021E.

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Introduction | **Strategy** | Finance | Q&A

HOW WE WIN: CONTENT
OUR CONTENT ENABLES COMPELLING LEARNING JOURNEYS

A COMPLETE LEARNING SOLUTION. . .

180K+

Content assets in the library, reflecting significant capital investment

$100M+

Invested in content since 2017

. . .WITH ORIGINAL AND CURRENT CONTENT

90%

Of consumption based on proprietary Skillsoft content

35%

Of active courses published in last 18 months

A PROVEN LEARNING MODEL. . .


MIT
Massachusetts Institute of Technology
Baseline Video
Scenario Video

Skillsoft has conducted neuroscience research with MIT to ensure the efficacy of our content

. . .THAT DELIVERS REAL-WORLD RESULTS


80%

Apply what they have learned

skillsoft

Source: Skillsoft 2019 customer benchmark study.

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Introduction | Strategy | Finance | Q&A

HOW WE WIN: PLATFORM
PERCIPIO PLATFORM DELIVERS ENGAGING EXPERIENCES


"Soft" opt-in notifications
Stay in the know.
Set a goal
Set a weekly learning goal!
Track your goal
Gentle reminders
12:53
Congratulatory messages
12:53

4x
MORE LEARNING HOURS[1]

~100%
PERCIPIO COHORT DOLLAR RETENTION RATE

UP TO 29PT
INCREASE IN DOLLAR RETENTION RATE[1]

THE PERCIPIO PLATFORM
- Learner focused
- Skill-based learning paths
- AI-enabled
- Badges, open source content, microlearning, mobile app

WHY CUSTOMERS CHOOSE PERCIPIO
- Easy interface
- Better engagement
- Reliable tracking
- Integration with leading LMSs

Note:
1 Compared to legacy platform over 18 months; increase in retention varies by quarter.
Source: Percipio.com, Skillsoft financials.

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Introduction | Strategy | Finance | Q&A

HOW WE WIN: GO-TO-MARKET
AN UNRIVALED ENTERPRISE SALES CAPABILITY

~70%
OF FORTUNE 1000[1]

~45M
LEARNERS WORLDWIDE[2]

160+
COUNTRIES WORLDWIDE[3]

~600
COMBINED SALES TEAM

~98%
REVENUE FROM BUSINESS CUSTOMERS[4]

Notes:
1 Based on customers who have purchased training from Skillsoft or Global Knowledge in the most recent two year period.
2 Consists of licensed learners.
3 Number countries with learners accessing Skillsoft content.
4 Business customers include the government.
Source: Sample of customers of combined company.

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Introduction | Strategy | Finance | Q&A

A POWERFUL PLATFORM FOR FURTHER M&A

More than 1,000 tuck-in acquisition targets with less than $100M in revenue and a few with over $100M in revenue

CONTENT
Complete full portfolio of learner needs in our prioritized content areas

PLATFORM
Enhance our capabilities to drive learner engagement

GO TO MARKET
Extend our reach into new customer segments

skillsoft

POSITIONED AS THE BEST ACQUIRER WITH

Strong Balance Sheet • Percipio Platform
Largest Salesforce in the Industry • Customer Base •
Committed Investors

TARGET ACQUISITION CRITERIA

- Contributes toward customer segment leadership
- Enhances learner experience and personalization
- Can leverage existing customer base or distribution network

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Introduction | Strategy | Finance | Q&A

A UNIQUE OPPORTUNITY FOR SHAREHOLDER VALUE CREATION

STRONG FOUNDATION

- Robust core business
- Healthy balance sheet

ATTRACTIVE BUSINESS MODEL

- Enterprise subscriptions
- High operating leverage
- Low capital intensity
- Strong free cash flow conversion

BUSINESS AT AN INFLECTION POINT

- New leadership team with clear strategic direction
- Percipio migration complete by YE 2022
- Investing in Content, Platform and Go-To-Market
- Riding wave of accelerating online migration

WELL-PLACED TO DELIVER ON A BOLD VISION FOR THE FUTURE

- Well-positioned to claim global category leadership
- Platform for organic and acquired growth
- Financial flexibility to execute on ambitious M&A agenda

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22

Introduction Strategy Finance Q&ARECAP: WHAT ARE WE BUILDING?OUR AMBITION ‘To create a future-fit workforce skilled and ready for the jobs of tomorrow’WHERE WE PLAYWe upskill the global workforce across three core segments… (Leadership & Business Skills, Compliance and Technology & Development)…by providing engaging digital learning & development solutions……to enterprise clients globallyHOW WE WIN 01 02 03CONTENT Packages of ‘best of breed’ content to enable compelling learning journeysPLATFORM An advanced technology driven platform that delivers seamless and engaging learner experiencesGO-TO-MARKET A world-class enterprise sales capability23

Introduction StrategyFinanceQ&AFINANCE24

Introduction StrategyFinanceQ&AATTRACTIVE FINANCIAL PROFILE#1 NEW SKILLSOFT POSITIONED FOR PROFITABLE GROWTH HIGH LEVEL OF SUBSCRIPTION REVENUE WITH STRONG REVENUE PREDICTABILITY #3 OPERATING LEVERAGE SUPPORTS FUTURE MARGIN EXPANSION HIGH CASH FLOW CONVERSION PROVIDES FINANCIAL FLEXIBILITY AND SUPPORTS REINVESTMENT IN THE BUSINESS #5 ATTRACTIVE CAPITAL STRUCTURE PROVIDES STRATEGIC FLEXIBILITY25

Introduction | Strategy | Finance | Q&A

POSITIONED FOR GROWTH: PERCIPIO MIGRATION SUPPORTS IMPROVED REVENUE RETENTION AND MORE NEW BUSINESS

PERCIPIO VS. LEGACY PLATFORM SKILLPORT PERFORMANCE COMPARISON ($M except percentages)


Annual Recurring Revenue
(Excl. SumTotal)
$328
55%
32%
13%
CY2019A
$310-$315
~25%
~51%
~24%
~75% on Percipio or Dual Deploy-ment
CY2020E
$315-$325
~9%
~31%
~59%
~90% on Percipio or Dual Deploy-ment
CY2021E
$340-$360
100%
CY2022E

	CY2019A	CY2020E	CY2021E	CY2022E
Percipio DRR[1]	94%	100%	96-102%	97-103%
Dual Deployment DRR[1]	111%	101%	96-102%	–
Skillport DRR[1]	84%	75%	69-75%	–
Percipio & DD New Business OI	$10	$15	$22-$30	

30 customer acquisition sellers in CY2021 drive new logo wins

■ percipio ■ Dual Deployment of Percipio & Skillport ■ Legacy Platform Skillport

Note: Dual Deployment (DD) reflects customers who are paying for Percipio and Skillport platforms. Percipio reflects customers who are only paying for Percipio products. Legacy platform Skillport reflects customers who are only paying for legacy platform Skillport. Information shown reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021E). Dollar Retention Rate ("DRR") represents subscription renewals, upgrades, churn, and downgrades in a period divided by the total renewable base for such customers for such period. DRR does not include new business from new customers.

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Introduction Strategy Finance Q&A

POSITIONED FOR GROWTH: GLOBAL KNOWLEDGE HAS STABILIZED WITH IMPROVED PRODUCT MIX

GLOBAL KNOWLEDGE SEQUENTIAL ORDER INTAKE PROGRESSION[1] ($M)

- COVID-19 negatively impacted classroom revenue by ~$115M[3] offset by ~$35M increase from growth in virtual and on-demand offerings
- Shift from classroom to virtual driving margin improvement
- Order intake has stabilized and is expected to grow post-COVID



On-Demand
Virtual
Classroom Training & Other
Global Knowledge Quarterly Order Intake[2]
$64
$39
$19
$6
Q4 CY2019
$55
$21
$30
$4
Q1 CY2020
$48
$6
$37
$5
Q2 CY2020
$55
$12
$36
$7
Q3 CY2020
$53
$11
$37
$5
Q4 CY2020E

Notes:
1 Information shown reflects FYE January 31st financials (e.g., FYE 1/31/21E shown for CY2020E).
2 Order intake represents contracted sales commitments for the forward 12-month period.
3 Based on estimated change in total Classroom Training and Other revenue from CY2019A to CY2020E (FYE January 31st financials). Global Knowledge revenue reflects Gross Revenue.

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Introduction Strategy Finance Q&A

BUSINESS TRACKING ABOVE PRIOR ESTIMATES

	CY2020E[1] ($M)	
	ESTIMATE AT ANNOUNCEMENT	REVISED ESTIMATE
ANNUAL RECURRING REVENUE (SKILLSOFT CONTENT)	$300-$310	$310-$315
ORDER INTAKE	$625-$650	$669
ADJUSTED GROSS REVENUE	$650-$680	$686-$691
ADJUSTED EBITDA	$145-$165	$158-$163

Note:
1 CY2020E reflects preliminary estimates, which are subject to change. CY2020E reflects 1/31/21E financials for Skillsoft and 12/31/20E for Global Knowledge. Audited Skillsoft financials for FYE 1/31/21 expected to be filed in early April.

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Introduction Strategy Finance Q&A

NEW SKILLSOFT POSITIONED FOR GROWTH

($M)


ORDER INTAKE
$777
$669
$660-$690
$710-$760
CY 2019A 1
CY 2020E 2
CY 2021E 3
CY 2022E 3
ADJ. GROSS REVENUE(4)
$808
$686-$691
$645-$675
$675-$725
CY 2019A 1
CY 2020E 2
CY 2021E 3
CY 2022E 3
ADJ. EBITDA
$219
$158-$163
$155-$175
$180-$220
CY 2019A 1
CY 2020E 2
CY 2021E 3
CY 2022E 3
ADJ. EBITDA MARGIN
27.1%
~23.5%
24-26%
26-30%

- Order intake
  - Percipio migration -> retention improvement (stabilizes core)
  - Sales realignment and 30 new customer acquisition sellers: focus on new business
  - GK stabilization: COVID rebound and migration to digital
  - Cross-sell driving new revenue and retention
- High single digit order intake growth in 2022 approaching industry growth rate
- 30-35% target long-term Adj. EBITDA margin driven by revenue growth and operating leverage

Note: Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.
1 CY2019A reflects 1/31/20A financials for Skillsoft and 9/27/19A for Global Knowledge.
2 CY2020E reflects preliminary estimates, which are subject to change - 1/31/21E financials for Skillsoft and 12/31/20E for Global Knowledge.
3 Reflects FYE January 31st financials (e.g., FYE 1/31/22E shown for CY2021E). CY2021E includes $15M of estimated cost synergies; CY2022E includes $25M of estimated cost synergies.
4 Global Knowledge revenue reflects Gross Revenue.

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Introduction Strategy Finance Q&A

HIGH SUBSCRIPTION REVENUE WITH STRONG PREDICTABILITY


SKILLSOFT
~9%
~91%
CY2020E¹
~8%
~92%
CY2022E²
GLOBAL KNOWLEDGE
~95%
~5%
CY2020E¹
~75%
~25%
CY2022E²
COMBINED
~36%
~64%
CY2020E¹
~32%
~68%
CY2022E²
Subscription Revenue
Non-subscription Revenue

- Subscription-based business provides significant visibility and predictability
  - 91%+ revenue subscription base at Skillsoft
  - Recurring contracts with Fortune 1000 customers
- Global Knowledge a mix of transaction-based - long-standing customer relationships with repeat buyers and growing subscription offerings skillsoft

Notes:
1 CY2020E reflects preliminary estimates, which are subject to change - 1/31/21E financials for Skillsoft and 12/31/20E for Global Knowledge.
2 CY2022E reflects FYE January 31st financials (e.g., FYE 1/31/23E shown for CY2022E).

30

Introduction Strategy Finance Q&A

HIGH CASH FLOW CONVERSION PROVIDE FINANCIAL FLEXIBILITY AND SUPPORT REINVESTMENT

ILLUSTRATIVE CY2022E FREE CASH FLOW BRIDGE
($M; Cash Flow items shown as % of Adj. EBITDA)


250
200
150
100
50
0
$180-$220
~14-18%
~9-10%
~10-14%
~15-10%
$125-$155
CY2022E Adj. EBITDA
Interest Expense, net
Cash Taxes
Capital Expenditures[1]
Change in Net Working Capital
CY2022E Levered Free Cash Flow

- High cash conversion of 70%+ supports growth
- Low capital expenditure requirements (~3% of revenue)
- Interest expense assumes $650M of debt, with term loans at L + 500
- Corporate structure allows for favorable low teens cash tax rate
- Order Intake growth will drive positive net working capital cash contribution

Note: Reflects FYE January 31st financials (e.g., FYE 1/31/23E shown for CY2022E).
1 Includes Services and Other Investments related to Percipio migration equal to ~1% of Adj. EBITDA; not expected beyond CY2022E.

skillsoft 31

Introduction Strategy Finance Q&A

ATTRACTIVE CAPITAL STRUCTURE AND PARTNER SUPPORT PROVIDE STRATEGIC FLEXIBILITY

ILLUSTRATIVE CAPITAL STRUCTURE

ASSUMES NO REDEMPTIONS AND COMPLETION OF $400M SECOND STEP INVESTMENT BY PROSUS

($M)

CASH[2, 3]	$535
TOTAL DEBT[2]	$650
NET DEBT	$115
DEBT / CY2022E ADJ. EBITDA[1] (GROSS / NET)	3.3X/0.6X

COMMITTED INVESTOR BASE

CHURCHILL CAPITAL

prosus

Notes:
1 Reflects FYE 1/31/23E Adj. EBITDA midpoint.
2 Pro forma for Churchill transactions with Skillsoft and Global Knowledge; assumes no redemptions.
3 PIPE subject to certain conditions; $400M second step investment by Prosus subject to CFIUS approval.
Source: Churchill estimates, management estimates, S-4. Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan.

skillsoft 32

Introduction Strategy Finance Q&AQ&A33

APPENDIX34

JEFF TARR
TO LEAD THE NEW SKILLSOFT



- Former CEO of DigitalGlobe and Hoover's
- Former President & COO of IHS

EXECUTION EXPERIENCE

IHS DigitalGlobe D&B HOOVERS

Meaningfully Grew DigitalGlobe's Business
(Digital Globe's revenue over tenure; $ in M)


CAGR 18%
$340
$900
2011A
2017A

BOARD EXPERIENCE

CEB ECHOSTAR DSST PUBLIC SCHOOLS

History of Creating Value for Shareholders
(IHS's revenue over tenure; $ in M)


CAGR 18%
$476
$1075
2005A
2010A

Source: DigitalGlobe, Maxar Technologies and IHS filings, public information and FactSet.

skillsoft
35

VALUE CREATION OPPORTUNITY FOR INVESTORS

BUSINESS PLAN SUPPORTS SIGNIFICANT ADJ. EBITDA GROWTH

(Adj. EBITDA; $ in M)


'20-'22 Adj. EBITDA CAGR 12%
$158-$163
$155-$175
$180-$220
CY2020
CY2021
CY2022

	CY2020	CY2021	CY2022
Adj. Gross Revenue	$686-$691	$645-$675	$675-$725

ATTRACTIVE ENTRY VALUE

($ in B)

Firm Value / CY2022E Adj. Revenue

Firm Value / CY2022E Adj. EBITDA

Equity Value / CY2022E LFCF


2.2x
5.3x
6.1x
6.7x
7.6x
15.4x
17.9x
148.0x
5.6x
18.0x
26.3x
82.3x
skillsoft (1)
cornerstone
ltg
PLURALSIGHT

	skillsoft	cornerstone	ltg	PLURALSIGHT
Implied Skillsoft Firm Value[2]	$1.5	$3.7	$4.3	$4.7

Notes:

1 Based on acquisition values of Skillsoft and Global Knowledge. Multiples based on midpoint of FYE 1/31/23E range. Global Knowledge revenue reflects Gross Revenue. LFCF assumes ~70% conversion.

2 Based on peer CY2022E Revenue multiples. Skillsoft firm value based on acquisition values of Skillsoft and Global Knowledge.

Source: FactSet. Market data as of 2/19/21.

skillsoft

36

CY2021E OUTLOOK COMMENTARY

	COMMENTARY
REVENUE	**Expect ~46-48% of revenue in 1H; ~52-54% in 2H** • Skillsoft o Primarily subscription (~90%[1]) earned ratably throughout year o Quarterly progression tied to change in ARR • Global Knowledge o Improving revenue as year progresses and COVID impact lessens o Majority of year-over-year growth in 2H
ADJUSTED EBITDA	**Expect ~40-45% of Adjusted EBITDA in 1H; ~55-60% in 2H** • Synergy realization heavily weighted to 2H • Global Knowledge 2H revenue ramp drives higher 2H Adjusted EBITDA • Some offset from higher Skillsoft commissions in 4Q skillsoft

Note:
1 Subscriptions represent ~64% of combined Skillsoft + Global Knowledge CY2020E Adjusted Revenue.

37

FINANCIAL OVERVIEW ($M)CY22001199AA11LTMLT1M0/3101//3210/2A02A2 CY22002200EE33 CY202210E241E4CY202220E24 4Expect to finish towardSkillsoft Order Intake: Content $347 $341 $334 ⁵ SumTotal 138 126 124 Total Skillsoft Order Intake $485 $467 $458 $435 - Global Knowledge Order Intake: Classroom and All Other $175 $93 $62 ⁶ Virtual and On-Demand 116 132 14 Total Global Knowledge Order Intake $291 $225 Combined Order Intake $777 $692 Skillsoft Adj. Revenue: Content $363 ⁵ SumTotal 152 Total Skillsoft Adj. Revenue $514 Global Knowledge Adj. Revenue: Classroom and All Other ⁶ Virtual and On-Demand Total Global Knowledge Adj. Gross Revenue Reseller Fees Total Global Knowledge Adj. Net Revenue Combined Adj. Gross Revenue Combined Adj. Net Revenue Skillsoft Adj. EBITDA Global Knowledge A Combined AdCom ⁷the upper end of CY2020E rangesEstimate at Announcement: $625 - $650Estimate at Announcement: $650 - $680Estimate at Announcement: $145 - $165Note: CY2020E reflects preliminary estimates, which are subject to change. CY2020E decline primarily due to decline in classroom revenue at Global Knowledge as a result of COVID-19, customer churn from Skillsoft legacy platform, and other impacts mainly attributable to COVID-19. Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix. 1 CY2019A reflects 1/31/20A financials for Skillsoft and 9/27/19A for Global Knowledge. 2 LTM 10/31/20A reflects 10/31/20A financials for Skillsoft and 10/2/20A for Global Knowledge. 3 CY2020E reflects 1/31/21E financials for Skillsoft and 12/31/20E for Global Knowledge. 4 Reflects FYE January 31st financials (e.g., FYE 1/31/22E shown for CY2021E). CY2021E includes $15M of estimated cost synergies; CY2022E includes $25M of estimated cost synergies. 5 Skillsoft Content includes ~$15M of order intake / revenue from services in CY2020E. 6 Other order intake / revenue within the Global Knowledge Classroom Training and Other line item is ~$20M in CY2020E. 7 Combined adjusted net income calculated as adjusted EBITDA minus estimated depreciation expense minus estimated interest expense minus estimated adjusted taxes at cash tax rate; combined adjusted net income excludes purchase price amortization and all other items excluded from adjusted EBITDA.38

HISTORICAL QUARTERLY FINANCIAL PERFORMANCE
($M)

	CY2019A[1]	Calendar Year 2020[2] Q1A	Q2A	Q3A	Q4E	CY2020E[2]
Skillsoft Order Intake:						
Content	$347	$39	$59	$74	$164	$334
SumTotal	138	32	24	28	40	124
Total Skillsoft Order Intake	**$485**	**$71**	**$82**	**$102**	**$203**	**$458**
Global Knowledge Order Intake:						
Classroom and All Other	$175	$33	$6	$12	$12	$62
Virtual and On-Demand	116	26	42	38	43	148
Total Global Knowledge Order Intake	**$291**	**$59**	**$47**	**$50**	**$54**	**$211**
Combined Order Intake	**$777**	**$129**	**$130**	**$152**	**$258**	**$669**
Skillsoft Adj. Revenue:						
Content	$363	$85	$86	$87	$82 - $87	$340 - $345
SumTotal	152	33	32	31	28 - 33	125 - 130
Total Skillsoft Adj. Revenue	**$514**	**$118**	**$118**	**$119**	**$115 - $120**	**$470 - $475**
Global Knowledge Adj. Revenue:						
Classroom and All Other	$182	$35	$9	$12	$12	$69
Virtual and On-Demand	112	26	43	34	45	147
Total Global Knowledge Adj. Gross Revenue	**$294**	**$61**	**$53**	**$46**	**$57**	**$216**
Reseller Fees	(34)	(7)	(6)	(6)	(8)	(27)
Total Global Knowledge Adj. Net Revenue	**$260**	**$54**	**$47**	**$40**	**$49**	**$190**
Combined Adj. Gross Revenue	**$808**	**$179**	**$171**	**$165**	**$172 - $177**	**$686 - $691**
Combined Adj. Net Revenue	**$774**	**$172**	**$165**	**$158**	**$164 - $169**	**$660 - $665**
Skillsoft Adj. EBITDA	$185	$37	$37	$45	$20 - $25	$140 - $145
Global Knowledge Adj. EBITDA	35	4	6	2	6	18
Combined Adj. EBITDA	**$219**	**$41**	**$44**	**$47**	**$26 - $31**	**$158 - $163**

COMMENTARY

- Expect to finish toward the upper end of CY20 ranges
- Current full year estimates above guidance provided in Investor Presentation
- CY20 adversely impacted by:
  - COVID dislocation
    - Long-term benefit given acceleration of Global Knowledge's transition from in-classroom training to digital offerings
  - Churn from Legacy Skillport Platform
- High level of visibility into forward-looking estimates
- Majority of order intake generated in second half of each year
- Significant shift from legacy Classroom Training to Digital Offerings at Global Knowledge

Note: CY2020E reflects preliminary estimates, which are subject to change. Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.
1 CY2019A reflects year ended 1/31/20A financials for Skillsoft and year ended 9/27/19A for Global Knowledge.
2 CY2020E reflects year ended 1/31/21E financials for Skillsoft and year ended 12/31/20E for Global Knowledge.

skillsoft

39

KEY PERFORMANCE METRICS
($M)

	CY2019A[1]	Calendar Year 2020[2] Q1A	Q2A	Q3A	Q4E	CY2020E[2]
Skillsoft Annualized Recurring Revenue (ARR):						
Percipio	$42	$47	$51	$57	$74 - $75	$74 - $75
Dual Deployment	103	118	154	168	158 - 160	158 - 160
Skillport	181	161	126	105	78 - 80	78 - 80
Total Skillsoft Content ARR	**$327**	**$327**	**$331**	**$329**	**$310 - $315**	**$310 - $315**
Skillsoft SumTotal ARR	**$111**	**$107**	**$101**	**$101**	**$98 - $100**	**$98 - $100**
Skillsoft Dollar Retention Rate (DRR):						
Percipio	94%	100%	102%	100%	102%	100%
Dual Deployment	111%	97%	102%	105%	101%	101%
Skillport	84%	77%	68%	83%	74%	75%
Total Skillsoft Content DRR	**92%**	**88%**	**88%**	**96%**	**94%**	**93%**
Skillsoft SumTotal DRR	**94%**	**96%**	**79%**	**99%**	**93%**	**92%**
Skillsoft Content Order Intake:						
Percipio	$32	$10	$10	$11	$32	$64
Dual Deployment	116	13	27	36	98	174
Skillport	185	14	18	22	27	81
Total Skillsoft Content Subscription Order Intake	**$333**	**$37**	**$55**	**$69**	**$157**	**$318**
Services & One-Time Order Intake	14	2	3	4	7	16
Total Skillsoft Content Order Intake	**$347**	**$39**	**$59**	**$74**	**$164**	**$334**
Skillsoft SumTotal Order Intake:						
Skillsoft SumTotal Subscription Order Intake	**$111**	$27	$20	$22	$33	$101
Services & One-Time Order Intake	27	5	4	6	7	23
Total Skillsoft SumTotal Order Intake	**$138**	**$32**	**$24**	**$28**	**$40**	**$124**
Global Knowledge Annualized Recurring Revenue (ARR)	**$9**	**$10**	**$4**	**$13**	**$12**	**$12**
Global Knowledge Order Intake	**$291**	**$59**	**$47**	**$50**	**$54**	**$211**

skillsoft

Note: CY2020E reflects preliminary estimates, which are subject to change.
1 CY2019A reflects year ended 1/31/20A financials for Skillsoft and year ended 9/27/19A for Global Knowledge.
2 CY2020E reflects year ended 1/31/21E financials for Skillsoft and year ended 12/31/20E for Global Knowledge.

40

TRANSACTION SUMMARY
($M)

PF EQUITY OWNERSHIP

OWNERSHIP

	DAY 1 OWNERSHIP[1]		INC. REVESTED PROMOTE[1]	
Shareholders	Shares	%	Shares	%
Churchill SPAC	81.9[2]	50.1%	86.3	51.4%
Skillsoft S/H	28.5	17.4%	28.5	17.0%
Common Equity PIPE Investors[7]	53.0	32.4%	53.0	31.6%
Total Shares Outstanding	163.4	100.0%	167.8	100.0%

- The sponsor will agree to a portion of promote unvesting and revesting at $12.50
- Substantial value will be created for investors before Churchill's sponsor receives all Founder shares

ILLUSTRATIVE CAPITAL STRUCTURE

		PRE-RESTRUCTURING	POST-RESTRUCTURING[6]
Cash		–	$535[7]
Total Old Debt		$2,363[8]	
New Debt			
Take Back Debt			$610
A/R Facility		–	40
Total Debt		$2,363	$650
Net Debt	Metric	2,363	115
CY2022E Adj.EBITDA[5]	$200	11.8x / 11.8x	3.3x / 0.6x
Interest Expense		$163[8]	$53
Interest Coverage		*1.2x*	*3.8x*

ILLUSTRATIVE SOURCES AND USES

SOURCES

	$	%
Churchill Cash (IPO)[3]	700	42.0%
Issue Equity to Skillsoft S/H	285	17.1%
Common Equity PIPE Cash[7]	530	31.8%
Cash on Skillsoft & GK Balance Sheet	61	3.7%
Take Back Debt[4]	90	5.4%
Total Sources	$1,666	100.0%

USES

	$	%
Cash Paid to Skillsoft S/H	505	30.3%
Issue Equity to Skillsoft S/H	285	17.1%
Cash Paid to GK Lenders	172	10.3%
Take Back Debt[4]	90	5.4%
Transaction Fees	80	4.8%
Cash to Balance Sheet[7]	535	32.1%
Total Uses	$1,666	100.0%

Notes:
1 Excludes warrants and management equity.
2 Net of 25% Founders shares subject to re-vesting at $12.50 share price.
3 $700M available cash in Churchill Capital; assumes $10M of interest from cash held in trust.
4 $20M for Skillsoft lenders and $70M for Global Knowledge lenders.
5 Reflects FYE 1/31/23E Adj. EBITDA midpoint.
6 Pro forma for Churchill transactions with Skillsoft and Global Knowledge; assumes no redemptions.
7 PIPE subject to certain conditions; $400M second step investment by Prosus subject to CFIUS approval.
8 Illustrative combined total debt and interest expense based on previous capital structures.

Source: Churchill estimates, management estimates, S-4. Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan.

skillsoft
41

SUMMARY OF SHARES OUTSTANDING AT VARIOUS PRICES
(SHARES IN M)

Share Price	Public IPO Shares	Total Shares Outstanding	Public Shares as % of Shares Outstanding (Incl / Excl Public Warrants)[1]
$10.00	69.0	163.4	42.2% / 42.2%
$12.00	70.0	166.0	42.1% / 41.6%
$14.00	73.1	178.8	40.9% / 38.6%
$16.00	75.5	185.2	40.8% / 37.3%
$18.00	77.3	190.1	40.7% / 36.3%
$20.00	77.3	191.6	40.4% / 36.0%

COMMENTARY

Shares:

- Includes 69.0M public IPO shares
- Includes 17.25M founder shares
  - 4.3M founder shares (25%) re-vest if the share price exceeds $12.50 per share
- Includes 28.5M shares issued to Skillsoft shareholders
- Includes 53.0M shares issued to PIPE investors[2]

Warrants:

- Includes 23.0M public warrants issued in connection with the IPO
  - Strike price of $11.50 / share and forced redemption price of $18.00 / share
- Includes 17.3M private placement warrants purchased or acquired by the sponsor[3]
  - $11.50 strike price; no forced redemption
- Includes 16.7M warrants issued to PIPE investors at substantively identical terms as the public warrants
- Includes 5.0M warrants issued as consideration for Global Knowledge transaction
  - $11.50 strike price; no forced redemption

Notes: Shares and warrants net for Treasury Stock Method ("TSM"). Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan.

1. Public shares including public warrants (on a TSM basis) as % of total shares outstanding / public shares excluding public warrants (on a TSM basis) as % of total shares outstanding.
2. PIPE subject to certain conditions; $400M second step investment by Prosus subject to CFIUS approval.
3. Includes 1.5M warrants payable to Churchill sponsor for loan to Churchill at Churchill sponsor's option.

skillsoft

42

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION (S-4) ($M)

	FYE 12/31/19*	Nine Months Ended 9/30/20*
Total pro forma combined revenue[1]	**$646**	**$489**
Reversal of pro forma adjustments:		
Skillsoft fresh-start reporting	121	(39)
Global Knowledge purchase accounting	6	--
Elimination of inter-company revenues	1	1
Plus impact of Skillsoft reorganization, primarily related to deferred revenue	--	44
Combined Adjusted revenue[3]	$774	$496
Skillsoft Adjusted Revenue[2]	$514	$355
Global Knowledge historical revenue	260	140
Combined Adjusted revenue[3]	$774	$496
Total pro forma combined net (loss) income[4]	**($703)**	**$2,755**
Reversal of pro forma adjustments:	(339)	(86)
Adjustments based on historical financial statements:[5]	1,037	(2,562)
Pro forma combined EBITDA[6]	($6)	$107
Reversal of Churchill purchase accounting, as reflected in pro forma	21	(0)
Reversal of Skillsoft fresh-start reporting, as reflected in pro forma	111	(42)
Reversal of Skillsoft purchase accounting, as reflected in pro forma	18	--
Reversal of Global Knowledge purchase accounting, as reflected in pro forma	16	--
Plus other adjustments[7]	58	66
Combined Adjusted EBITDA[8]	$219	$131

Source: S-4

* Amounts for the year ended December 31, 2019 combine the historical (1) audited financial statements of Churchill as of December 31, 2019 and for the period from April 11, 2019 (inception) through December 31, 2019, (2) audited consolidated financial statements of Predecessor Skillsoft as of and for the year ended January 31, 2020 and (3) audited consolidated financial statements of Global Knowledge as of and for the year ended September 27, 2019. Amounts for the nine months ended September 30, 2020 combine the (1) unaudited financial statements of Churchill as of and for the nine months ended September 30, 2020, (2) unaudited consolidated financial statements of Successor Skillsoft as of October 31, 2020 and for the period from August 28, 2020 to October 31, 2020, the unaudited consolidated financial statements of Predecessor Skillsoft for the period from February 1, 2020 to August 27, 2020 and (3) unaudited statement of operations of Global Knowledge for the nine months ended October 2, 2020, which was derived from the audited twelve months ended October 2, 2020 less the unaudited three months ended January 3, 2020.

1 Pro forma Combined Revenue includes the historical revenue of Churchill, Skillsoft and Global Knowledge, and related pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4.

2 Skillsoft Adjusted Revenue reflects GAAP revenue excluding (i) impact of fresh-start reporting and purchase accounting and (ii) one-time impact of the deconsolidation of Canada.

3 Combined Adjusted Revenue includes the historical revenue of Churchill, Skillsoft and Global Knowledge, and excludes the impact of pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4.

4 Pro forma combined net (loss) income includes the historical results of Churchill, Skillsoft and Global Knowledge, and related pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4.

5 The adjustment for the year end December 31, 2019 is primarily due to interest expense and goodwill impairment. The adjustment for the nine months ended September 30, 2020 is primarily related to Skillsoft reorganization gain, offset by Skillsoft goodwill impairment. Refer to pages 146 and 196 in the S-4 for additional detail for Skillsoft and Global Knowledge, respectively.

6 Pro forma combined EBITDA includes the historical results of Churchill, Skillsoft, and Global Knowledge, and related pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4. EBITDA represents net (loss) income plus or minus net interest, plus provision for income taxes, depreciation, amortization, and impact of the re-organization gain as a result of fresh-start reporting as they relate to Skillsoft's historical financial statements.

7 Refer to pages 144 and 196 in the S-4 for a description of non-GAAP adjustments.

8 Combined Adjusted EBITDA includes the historical results of Churchill, Skillsoft and Global Knowledge, and excludes the impact of pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4. Savings expected from cost and operating synergies are not reflected in the Combined Adjusted EBITDA. Adjusted EBITDA represents EBITDA plus primarily non-cash items and non-recurring items that we consider useful to exclude in assessing our operating performance (e.g., stock-based compensation expense, restructuring charges, retention costs, recapitalization and transaction-related costs, net foreign currency impact and other net gains and losses, certain impacts of fresh-start and purchase accounting, and one-time impact of the deconsolidation of Canada).

skillsoft

43

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (S-4)
($M)

Fresh-start accounting reduced deferred revenue amount on balance sheet

	CY2019A			Nine Months Ended 9/30/20		
	Skillsoft [1] (1/31/20)	Global Knowledge (9/27/19)	Combined	Skillsoft [1,2]	Global Knowledge [3]	Combined
Net Revenue	$514	$260	$774	$311	$140	$451
Impact of fresh-start and purchase accounting	--	--	--	42	--	42
One-time impact of the deconsolidation of Canada	--	--	--	3	--	3
Adjusted Net Revenue	$514	$260	$774	$355	$140	$496
Reseller Fees	--	34	34	--	19	19
Adjusted Gross Revenue	$514	$294	$808	$355	$160	$515
Net income (loss) - GAAP	($849)	($26)	($876)	$2,725	($98)	$2,627
Interest expense, net	430	25	455	176	21	197
Provision for income taxes	11	0	11	61	0	61
Depreciation and amortization	106	23	130	58	11	68
Impairment of goodwill and intangible assets	441	--	441	332	67	400
Impact of fresh-start and purchase accounting	--	--	--	(3,288)	--	(3,288)
EBITDA	$138	$23	$161	$64	$2	$66
Non-recurring retention and consulting costs	10	0	10	14	2	16
Recapitalization and transaction-related costs	16	1	18	40	3	43
Restructuring and contract terminations	3	5	8	1	5	6
Integration and migration related	6	3	9	4	0	4
Foreign currency and other non-cash expense	11	0	11	(4)	1	(3)
Other add backs	0	2	2	(0)	0	0
Adjusted EBITDA	$185	$35	$219	$120	$12	$132

Source: S-4
1 Calculation pursuant to credit agreement operative in those periods.
2 Reflects nine months ended 10/31/20A.
3 Reflects nine months ended 10/2/20A.

skillsoft

44

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (S-4) ($M) (CONT'D)

Restructuring reduced debt by $1.5B+, saving $100M+ in annual cash interest expense

	Skillsoft[1] Nine Months Ended 10/31/20	(-) Nine Months Ended 10/31/19	(+) FYE 1/31/20	= LTM (10/31/20)	Global Knowledge (FYE 10/2/20)	Combined LTM
Net Revenue	**$311**	**$386**	**$514**	**$439**	**$209**	**$647**
Impact of fresh-start and purchase accounting	42	--	--	42	--	42
One-time impact of the deconsolidation of Canada	3	--	--	3	--	3
Adjusted Net Revenue	**$355**	**$386**	**$514**	**$483**	**$209**	**$692**
Reseller Fees	--	--	--	--	29	29
Adjusted Gross Revenue	**$355**	**$386**	**$514**	**$483**	**$237**	**$721**
Net income (loss) - GAAP	**$2,725**	**($741)**	**($849)**	**$2,617**	**($101)**	**$2,516**
Interest expense, net	176	320	430	286	27	313
Provision for income taxes	61	8	11	64	0	64
Depreciation and amortization	58	83	106	81	16	97
Impairment of goodwill and intangible assets	332	439	441	334	67	402
Impact of fresh-start and purchase accounting	(3,288)	--	--	(3,288)	--	(3,288)
EBITDA	**$64**	**$108**	**$138**	**$94**	**$9**	**$104**
Non-recurring retention and consulting costs	14	15	10	9	2	12
Recapitalization and transaction-related costs	40	6	16	51	3	53
Restructuring and contract terminations	1	2	3	2	5	7
Integration and migration related	4	5	6	5	1	6
Foreign currency and other non-cash expense	(4)	10	11	(4)	1	(3)
Other add backs	(0)	0	0	(0)	1	1
Adjusted EBITDA	**$120**	**$147**	**$185**	**$157**	**$23**	**$180**

Historical financials don't include any cost saving initiatives that Company has undertaken or synergies skillsoft

Source: S-4.
1 Calculation pursuant to credit agreement operative in those periods.

45

SUMTOTAL: A COMPREHENSIVE LEARNING AND TALENT MANAGEMENT SYSTEM

INDUSTRY LEADERS CHOOSE SUMTOTAL

7
Of the world's largest drug and biotech companies

3
Of the largest U.S. banks

3
Of the five largest U.S. life insurance companies

3
Of the world's 10 largest airlines

LEADING PLATFORM

- Supports every stage of the employee development lifecycle
- Robust, highly configurable systems and best positioned to address large, complex, compliance-oriented use cases
- Marketplace integrations and strategic partnerships extend customers' ecosystems
- Chosen platform for industry leaders in Finance, Insurance, Pharmaceuticals, Transportation and other complex, compliance heavy industries

COMPREHENSIVE SOLUTION

- Recruiting
- Onboarding
- Learning management
- Performance, succession & compensation
- Career pathing & development
- Workforce management

TOP PRIORITIES

ATTRACT NEW LOGOS

- Leverage credibility of existing customer base of industry leaders
- Recent case studies (customer wins)

WIN-BACK CHURNED CUSTOMERS

- Historical churn from legacy platform provides SumTotal with a customer win back opportunity
- Significant improvement in SumTotal's NPS score after two critical platform upgrades skillsoft
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DISCLAIMER IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction involving Churchill II and Skillsoft. Churchill II has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill II and a prospectus of Churchill II, and Churchill II has filed and will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill II and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill II and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill II may be obtained free of charge from Churchill II at www.churchillcapitalcorp.com. Alternatively, these documents can be obtained free of charge from Churchill II upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500. Churchill II, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill II, in favor of the approval of the merger. Information regarding Churchill II’s directors and executive officers is contained in Churchill II’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020 which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. FORWARD-LOOKING STATEMENTS; NON-GAAP This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill II’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill II’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill II, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill II, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the filings, which Churchill II has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Churchill II’s filings with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill II and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill II, Skillsoft and Global Knowledge; risks related to Churchill II’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, our products and for cloud-based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill II’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill II, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill II, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill II and is not intended to form the basis of an investment decision in Churchill II. All subsequent written and oral forward- looking statements concerning Churchill II, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill II, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Some financial information in this communication, including Adjusted EBITDA and Adjusted EBITDA margin projections, have not been prepared in accordance with generally accepted accounting principles (“GAAP”). Churchill II is unable to provide reconciliations to the most directly comparable GAAP measures without unreasonable effort due to the uncertainty of the necessary information for such calculations.47